UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

Enviro.Farm Systems Inc

Commission File No. 024-12397

South Dakota

(State or other jurisdiction of incorporation or organization)

E.I.N.: 93-2056123

18 Grant St.

Plymouth, MA 02360

Office: (605) 838-0103

Email: info.enviro.farm@gmail.com

All correspondence:

Arden Anderson, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: arden@crowdfundinglawyers.net

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Special Financial Report on Form 1-SA (“Report”) of Enviro.Farm Systems Inc (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	changes in economic conditions generally and the real estate market specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

●	defaults on or non-renewal of leases by tenants;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside refinancing;

●	decreased rental rates or increased vacancy rates;

●	changes in multi-family or geographic market trends;

●	changes in real estate and zoning laws and increases in real property tax rates and values;

●	failure of acquisitions to yield anticipated results;

●	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

●	legislative or regulatory changes impacting our business or our assets; and

●	exposure to liability relating to environmental and health and safety matters.

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ENVIRO.FARMS SYSTEMS INC

SPECIAL FINANCIAL REPORT ON FORM 1-SA

For the Period ended June 30, 2024

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The Company was formed on June 24, 2023 in the State of South Dakota as a for-profit corporation. The Company has not begun operations but is in the development stage. It has to date formulated its business plan started raising funds for operations.

Results of Operations for the period from January 1, 2024 to June 30, 2024

Revenue

Revenues remain unchanged. We did not generate any revenue for the period from January 1, 2023 to June 30, 2023 and we have not generated any revenues for the period from January 1, 2024 to June 30, 2024. We do not intend to generate revenues for at least one to two years after raising sufficient funds in this offering to begin operations.

Expenses

Expenses increased $126,502 from $0 for the period from January 1, 2023 to June 30, 2023 to $126,502 for the period from January 1, 2024 to June 30, 2024. This increase is due to the Company incurring expenses related to its offering, including consulting, legal, and marketing expenses.

Liquidity and Capital Resources

As of June 30, 2024, the Company had $255,785 in cash compared to $161,500 as of June 30, 2023. This increase is due to receipt of additional investor notes. We will be reliant on funds raised from this offering to capitalize our needs, as well as from other loans and grants discussed in “Description of Business,” of our offering circular until we are able to generate sufficient revenues, which is not expected for at least two years from when we start operations.

The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. The Company believes that the proceeds raised in this Regulation A offering will be sufficient to fund its operations and implement its business plan over at the next 12 months; provided that, it receives the loan and grant monies detailed in “Description of Business.”

We currently have no commitments with any person for any capital expenditures.

We have no off-balance sheet arrangements.

Plan of Operations

Our plan of operations for the next 12 months includes selecting and acquiring the location for the first farm facility. We also plan to meet with regulators and other permitting agencies and zoning authorities to review which permits will be required and we will prepare plans for a tax increment financing application (tax incentive program) and construction. We will also begin site preparations including infrastructure and road plans and create gravel roads providing access to and around the site. Lastly, we will send out bid specifications for the site and coordinate bidding.

Trend information

As the Company is in its development stage and has no significant or material operations, there are no significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices to report. The Company does intend to apply for financing programs (VAFA & SDDA) through the State of South Dakota which may provide up to approximately $25 million to the Company, and the Company will also be seeking financing to cover expenses not covered by funds raised in this offering and the aforementioned financing programs. Both the state financing programs and debt financing ultimately secured by the Company will affect the Company’s capital resources in the future and are uncertain at this time.

Item 2. Other Information

None.

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Item 3. Financial Statements

FINANCIAL STATEMENTS

UNAUDITED

ENVIRO.FARM SYSTEMS INC

BALANCE SHEET

JUNE 30 2023 & 2024

	2024	2023
ASSETS
ASSETS
Cash	$255,785	$161,500
Total Assets	$255,785	161,500

LIABILITIES AND STOCKHOLDERS’ DEFICIT
LIABILITIES
Investor notes payable	$436,500	$161,500
Accrued interest on investor notes	49,630
Total Liabilities	486,130	161,500

STOCKHOLDERS’ DEFICIT
Common stock: 500,000,000 shares authorized; 125,000,000 shares issued	-
Accumulated deficit	-230,345

Total Stockholders’ Deficit	-230,345
Total Liabilities and Stockholders’ Deficit	$255,785	$161,500

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ENVIRO.FARM SYSTEMS INC

STATEMENT OF OPERATIONS AND STOCKHOLDERS’ DEFICIT

FROM JANUARY1 TO JUNE 30 2023 & 2024

	2024	2023
REVENUE	$0-	$000

OPERATING EXPENSES

Accounting	000
Consulting	12,000	000
	43,500	000
Marketing	39,250	000
Office	998	000
Project development	4,564	000

Total operating expenses	100,312	000

Net loss from operations	(100,312)	000

OTHER EXPENSE
Interest expense	26,190	000

Net loss	(126,502)	000
ACCUMULATED DEFICIT:
Beginning	(103,843)	000

Ending	$(230,345)	$000

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UNAUDITED

ENVIRO.FARM SYSTEMS INC

STATEMENT OF CASH FLOWS

JANUARY 1, TO JUNE 30 2023 & 2024

	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES
	$(126,502)
Adjustments to reconcile net loss to net cash used by operating activities Change in:

Accrued interest on investor notes	26,190

Net cash used by operating activities	(100,312)

CASH FLOW FROM FINANCING ACTIVITIES:
Issuance of investor notes payable		$161,500

Net change in cash	(100,312)	$161,500

CASH
Beginning	356,097	$0
Ending	$255,785	$161,500

SUPPLEMENTAL CASH FLOW
INFORMATION Cash paid for interest	$-

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ENVIRO.FARM SYSTEMS INC

NOTES TO FINANCIAL STATEMENT

NOTE A – NATURE OF OPERATIONS

Enviro.Farm Systems Inc (the Company), incorporated in South Dakota in June 2023, intends to build and operate a cheese processing plant near Bowdle, South Dakota. Management believes there is a need for such a facility to support dairy production in the central United States.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are Unaudited and have been Internally prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The Company’s normal reporting period is for the calendar year ending December 31.

Use of Estimates – The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. These estimates are based on information available as of the date of the financial statement; therefore, actual results could differ from those estimates.

NOTE C – CASH

The Company maintains its cash balances in one financial institution. The deposits are insured by the Federal Deposit Insurance Corporation for up to $250,000. At times, the deposits may exceed this amount. Management does not believe it is subject to significant risk related to these deposits.

NOTE D – INVESTOR NOTES PAYABLE

The Company solicited private funding to finance startup costs. These notes payable accrue interest at 1% per month (not compounded), beginning with the date the funds are deposited in the Company’s account. The notes, including accrued interest, are due when funds become available, as determined by the Company.

NOTE E – STOCKHOLDERS’ DEFICIT

As of June 30, 2024, the Company had 500,000,000 shares of common stock authorized with 125,000,000 shares issued to the Company’s founder for services rendered. The Board also authorized 50,000,000 shares of preferred stock, to be designated later.

NOTE F – SUBSEQUENT EVENTS

Following June 30, 2024, the Company evaluated subsequent events through October 17, 2024, the date the financial statements were available for issuance, for required disclosure events. No required disclosure events occurred.

NOTE G – STATEMENT OF MANAGEMENT

In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

Item 4. Exhibits

None.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Special Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enviro.Farm Systems Inc

By:	/s/ William Tooley
Name:	William Tooley
Title:	Chief Executive Officer
(Principal Executive Officer)
Chief Financial Officer
(Principal Accounting Officer)

Date:	November 8, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William Tooley	Chief Executive Officer, President, Chief Financial Officer, Secretary, and Director	November 8, 2024
William Tooley

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